

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 1, 2016

<u>Via E-Mail</u>
Allen R. Hartman
Hartman vREIT XXI, Inc.
2909 Hillcroft, Suite 420
Houston, Texas 77057

> **Re:** **Hartman vREIT XXI, Inc.**
> **Post-Effective Amendment to Form S-11**
> **Filed November 23, 2016**
> **File No. 333-207711**

Dear Mr. Hartman:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary</u>

<u>What fees will you pay to the Advisor and its affiliates?, page 21</u>

1. We note that your disclosure regarding the distribution and shareholder servicing fee has been moved from the organization and offering stage section of the table to the operational stage section. As the distribution and shareholder servicing fee is payable to the dealer manager, and along with the selling commissions and dealer manager fees is considered to be underwriting compensation under FINRA rules, please include the description of the distribution and shareholder servicing fee in the organization and offering stage section of the table.

Conflicts of Interest, page 95

2. We note that as of January 1, 2017, your dealer manager will be Hartman Real Assets Securities, Inc. Please revise to disclose any conflicts and risks associated with having an affiliated dealer manager.

Exhibit Index

3. We note your response to comment 8 stating that you do not intend to file a new legality opinion because the legality opinion filed on June 13, 2016 covered the shares registered pursuant to the Registration Statement. We also note that the corporate charter that was relied upon in the June 13, 2016 legality opinion did not contemplate Class A and Class T shares of common stock, and that your amended corporate charter filed as Exhibit 3.1 discusses the classification of the Class A and Class T shares of common stock. Please explain to us how it is appropriate to rely on the June 13, 2016 legality opinion in light of your amended corporate charter and the classification of the Class A and Class T shares of common stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Aaron Hendricson, Esq. (Via E-Mail)
        Alston & Bird